                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              File No. 005-56295

                               -----------------

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                               Amendment No. 95

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                         The Goldman Sachs Group, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  38141G 10 4
                                (CUSIP Number)

                              Kenneth L. Josselyn
                         The Goldman Sachs Group, Inc.
                                200 West Street
                           New York, New York 10282
                           Telephone: (212) 902-1000
         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                               November 24, 2017
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                        (Continued on following pages)

CUSIP NO. 38141G 10 4                    13D

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1.       NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         As to a group consisting solely of Covered Persons/1/                            (a)          [X]
         As to a group consisting of persons other than Covered Persons                   (b)          [X]
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)
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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                              [_]
         ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
---------------------------------------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER: 0
                 ----------------------------------------------------------------------------------------------
                 8.    SHARED VOTING POWER (See Item 6) (Applies to each person listed on Appendix A.)
   NUMBER OF           13,904,450 Voting Shares/2/ held by Covered Persons
    SHARES             1,472 Shared Ownership Shares held by Covered Persons/3/
 BENEFICIALLY          6,728,247 Sixty Day Shares held by Covered Persons/4/
   OWNED BY            2,119,216 Other Shares held by Covered Persons/5/
     EACH        ----------------------------------------------------------------------------------------------
   REPORTING     9.    SOLE DISPOSITIVE POWER (See Item 6)
    PERSON             As to Voting Shares, less than 1%
     WITH              As to Shared Ownership Shares, Sixty Day Shares and Other
                       Shares, 0
                 ----------------------------------------------------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER (See Item 6):
                       As to Voting Shares, 0
                       As to Shared Ownership Shares, less than 0.01%
                       As to Sixty Day Shares and Other Shares, less than 1%.
---------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               22,753,385
---------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                 [_]
---------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                              5.99%
---------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                                                           IN
---------------------------------------------------------------------------------------------------------------

--------
1 For a definition of this term, please see Item 2.
2 For a definition of this term, please see Item 6.
3 "Shared Ownership Shares" are shares of Common Stock (other than Other
  Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.
4 "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex B for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.
5 "Other Shares" include: (i) 101,321 shares of Common Stock held by ten private charitable foundations established by ten Covered Persons; (ii) 2,016,672 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 1,223 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                     Appendix A



                                   ITEM 6                                            ITEM 6
           ITEM 1               Citizenship                 ITEM 1                Citizenship
----------------------------   (United States    ----------------------------    (United States
                              unless otherwise                                  unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons       indicated)
----------------------------  ----------------   ----------------------------  ------------------
Fadi Abuali                    Canada/Kuwait     Tavis Cannell                     UK/Ireland
Charles F. Adams                                 Michael J. Carr
Nicole Vijay Agnew                 Canada        David E. Casner
Gregory A. Agran                                 Kenneth Gerard Castelino            India
Raanan A. Agus                                   Donald J. Casturo
Philip S. Armstrong                  UK          Christian Channell                    UK
Aaron M. Arth                                    Sonjoy Chatterjee                   India
Armen A. Avanessians                             R. Martin Chavez
Dean C. Backer                                   Alex S. Chi
Charles Baillie                                  David Chou                            UK
Andrew J. Bagley                     UK          Gary W. Chropuvka
Vivek J. Bantwal                                 Thalia Chryssikou                   Greece
Jennifer A. Barbetta                             Massimiliano Ciardi                 Italy
Steven K. Barg                                   Kent A. Clark                     Canada/USA
Thomas J. Barrett III                            Darren W. Cohen
Jonathan Barry                                   Stephanie E. Cohen
Steven M. Barry                                  Colin Coleman                    South Africa
Stacy Bash-Polley                                Denis P. Coleman III
Gareth W. Bater                      UK          Kathleen A. Connolly
Jonathan Andrew Bagot                UK          Thomas G. Connolly               Ireland/USA
  Bayliss                                        Karen R. Cook                         UK
Gerard M. Beatty                                 Edith W. Cooper
Deborah R. Beckmann                              Kenneth W. Coquillette
Jonathan A. Beinner                              Richard N. Cormack                    UK
Heather Bellini                                  David Coulson                       USA/UK
Tracey E. Benford                                James V. Covello
Philip R. Berlinski             Belgium/USA      Christopher A. Crampton
Frances R. Bermanzohn                            Jeffrey R. Currie
Robert A. Berry                    UK/USA        Michael D. Daffey                 Australia
Avanish R. Bhavsar                               Canute H. Dalmasse
Lloyd C. Blankfein                               Anne Marie B. Darling
Michael Blum                                     David H. Dase
Vivek Bohra                                      Michael J. Daum
Stefan R. Bollinger             Switzerland      Jennifer L. Davis
Brian W. Bolster                                 Francois-Xavier de Mallmann   France/Switzerland
Shane M. Bolton                      UK          Daniel L. Dees
Robert D. Boroujerdi                             Mark F. Dehnert
Jill A. Borst                                    Massimo Della Ragione               Italy
William C. Bousquette, Jr.                       Sara V. Devereux
Sally A. Boyle                       UK          Olaf Diaz-Pintado                   Spain
Michael J. Brandmeyer                            Joseph P. DiSabato
Jason H. Brauth                                  Michele I. Docharty
Clarence K. Brenan                               Jeff Douthit
Samuel S. Britton                                Thomas M. Dowling
Craig W. Broderick                               Robert Drake-Brockman                 UK
Michael Bruun                     Denmark        Iain N. Drayton                       UK
Steven M. Bunson                                 Alessandro Dusi                     Italy
Robert A. Camacho                                Isabelle Ealet                      France
Philippe L. Camu                  Belgium        Kenneth M. Eberts III



                                     ITEM 6                                             ITEM 6
           ITEM 1                 Citizenship                   ITEM 1               Citizenship
----------------------------     (United States      ----------------------------   (United States
                                unless otherwise                                   unless otherwise
 Names of Reporting Persons        indicated)         Names of Reporting Persons      indicated)
----------------------------  --------------------   ----------------------------  ----------------
David P. Eisman                                      Sarah J. Gray                        UK
Charalampos Eliades                  Greece          Michael J. Graziano
James Ellery                           UK            Nishi Grose                          UK
Kathleen G. Elsesser                                 Bradley J. Gross                   UK/USA
Edward A. Emerson                 Argentina/UK       Peter Gross
James P. Esposito                                    Anthony Gutman                     UK/USA
Michael P. Esposito                                  Carey Halio
Carl Faker                       France/Lebanon      Elizabeth M. Hammack
Elizabeth C. Fascitelli                              Joanne Hannaford                     UK
Patrick J. Fels                                      Jan Hatzius                       Germany
Benjamin W. Ferguson                                 Brian Michael Haufrect
Carlos Fernandez-Aller               Spain           Peter Hermann                     Denmark
Jonathan H. Fine                     UK/USA          Edouard Hervey                     France
Wolfgang Fink                       Germany          Matthias Hieber                   Austria
Samuel W. Finkelstein                                Charles P. Himmelberg
Peter E. Finn                                        Amanda S. Hindlian
David A. Fishman                                     Martin Hintze                     Germany
Colleen A. Foster                                    Kenneth L. Hirsch
David A. Fox                                         Kenneth W. Hitchner
Sheara J. Fredman                                    Simon N. Holden                      UK
Christopher G. French                  UK            Dane E. Holmes
David A. Friedland                                   Ning Hong                          China
Richard A. Friedman                                  Sean C. Hoover
Johannes P. Fritze                Germany/USA        Harold P. Hope III
Andrew John Fry                    Australia         Ericka T. Horan
Dino Fusco                                           Shin Horie                         Japan
Jacques Gabillon                     France          Russell W. Horwitz
Charlie H. Gailliot                                  James P. Houghton                    UK
Sean J. Gallagher                                    Erdit F. Hoxha                   Albania/UK
Gonzalo R. Garcia                    Chile           Pierre Hudry                       France
James R. Garman                        UK            Kathleen Hughes                 Ireland/USA
M. Huntley Garriott, Jr.                             Ming Yunn Stephanie Hui         UK/Hong Kong
Francesco U. Garzarelli              Italy           Irfan S. Hussain                  Pakistan
Gabriel Elliot Gelman                                Russell E. Hutchinson            Canada/USA
Matthew R. Gibson                                    Hidehiro Imatsu                    Japan
Jeffrey M. Gido                                      Timothy J. Ingrassia
Gary T. Giglio                                       Omer Ismail                     USA/Pakistan
Nick V. Giovanni                                     William L. Jacob III
Joshua Glassman                                      Christian W. Johnston            Australia
John L. Glover III                                   Andrew J. Jonas
Justin G. Gmelich                                    Adrian M. Jones                   Ireland
Richard J. Gnodde             Ireland/South Africa   Eric S. Jordan
Cyril J. Goddeeris                   Canada          Roy R. Joseph                      Guyana
Jeffrey B. Goldenberg                                Andrew J. Kaiser
Alexander S. Golten                    UK            Etsuko Kanayama                    Japan
Court E. Golumbic                                    Vijay M. Karnani                   India
Parameswaran Gopikrishnan            India           Alan S. Kava
Andrew M. Gordon                                     Geraldine Keefe                   UK/Spain
                                                     Andre Helmut Kelleners            Germany



                                   ITEM 6                                             ITEM 6
           ITEM 1               Citizenship                 ITEM 1                 Citizenship
----------------------------   (United States    ----------------------------     (United States
                              unless otherwise                                   unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons        indicated)
----------------------------  ----------------   ----------------------------  ---------------------
Kevin G. Kelly                                   John G. Madsen
Christopher Keogh                                Raja Mahajan
Aasem G. Khalil                                  John A. Mahoney
Tammy A. Kiely                                   Puneet Malhi                           UK
John J. Kim                                      Raghav Maliah                        India
Robert C. King, Jr.                              John V. Mallory
Simon J. Kingsbury                   UK          Richard M. Manley                      UK
Hideki Kinuhata                    Japan         Clifton C. Marriott                  USA/UK
Shigeki Kiritani                   Japan         Michael C. J. Marsh                    UK
Marie Louise Kirk                 Denmark        Elizabeth Gregory Martin
Maxim B. Klimov                   Ukraine        Sarah Marie Martin
Edward C. Knight                     UK          Alison J. Mass
Michael E. Koester                               Robert A. Mass
Kathryn A. Koch                    US/UK         Jason L. Mathews
J. Christopher A. Kojima         Canada/USA      Kathy M. Matsui
Adam M. Korn                                     Alexander Mayer                     Germany
David J. Kostin                                  John J. McCabe
Jorg H. Kukies                    Germany        Matthew B. McClure                     UK
Meena K. Lakdawala                               Dermot W. McDonogh                  Ireland
Tuan Lam                                         Brendan Michael McGovern
Eric S. Lane                                     John J. McGuire, Jr.
David W. Lang                                    Sean T. McHugh
Nyron Z. Latif                                   John W. McMahon
Bruce M. Larson                                  James A. McNamara
Hugh J. Lawson                                   Richard P. McNeil                 Jamaica/USA
Scott L. Lebovitz                                Celine Mechain                       France
Brian J. Lee                                     Avinash Mehrotra
George C. Lee                                    Ali S. Melli                  Saint Kitts and Nevis
Gregory P. Lee                                   Xavier C. Menguy                     France
Ronald Lee                                       David D. Miller
David A. Lehman                                  Milton R. Millman III
Todd W. Leland                                   Jung Min
Laurent Lellouche                  France        Christina P. Minnis
Gregg R. Lemkau                                  Kayhan Mirza                         Canada
Gavin J. Leo-Rhynie             USA/Jamaica      Masanori Mochida                     Japan
Deborah R. Leone                                 Timothy H. Moe                      Ireland
Eugene H. Leouzon                  France        Joseph Montesano
John R. Levene                       UK          Ricardo Mora
Brian T. Levine                                  Sam Alexander Morgan                   UK
Tianqing Li                      Hong Kong       Thomas C. Morrow
Gwen R. Libstag                                  Edward Gary Morse, Jr.
Dirk L. Lievens                   Belgium        Sharmin Mossavar-Rahmani               UK
Ryan D. Limaye                                   Heather Louise Mulahasani
Luca M. Lombardi                   Italy           Majedabadi Kohne                     UK
Victor M. Lopez-Balboa                           Eric D. Muller
Kyriacos Loupis                  Cyprus/USA      Takashi Murata                       Japan
David B. Ludwig                                  Marc O. Nachmann
Peter J. Lyon                                    Ezra Nahum                         France/USA
Paget MacColl



                                    ITEM 6                                             ITEM 6
           ITEM 1                Citizenship                   ITEM 1               Citizenship
-----------------------------   (United States      ----------------------------   (United States
                               unless otherwise                                   unless otherwise
 Names of Reporting Persons       indicated)         Names of Reporting Persons      indicated)
----------------------------- -------------------   ----------------------------  ----------------
Amol S. Naik                      India/USA         Simon A. Rothery                 Australia
Jyothsna Natauri                                    Jason T. Rowe
Una M. Neary                                        Jami Rubin
Jeffrey P. Nedelman                                 David T. Rusoff
Dimitrios Nikolakopoulos      Australia/UK/Greece   Peter C. Russell
Fergal J. O'Driscoll               Ireland          Paul M. Russo
Gregory G. Olafson                  Canada          Colin J. Ryan                     Ireland
Brett A. Olsher                     UK/USA          Ankur A. Sahu                      India
Jernej Omahen                      Slovenia         Mahesh Saireddy
Timothy J. O'Neill                                  Pablo J. Salame
Lisa Opoku                                          Julian Salisbury                     UK
Peter C. Oppenheimer                  UK            Thierry Sancier                    France
Michael Martin Paese                                Luke A. Sarsfield III
Gregory K. Palm                                     Adam H. Savarese
Konstantinos N. Pantazopoulos       Greece          Jason M. Savarese
James R. Paradise                     UK            John R. Sawtell                      UK
Paul Gray Parker                                    Susan J. Scher
Francesco Pascuzzi                  Italy           Stephen M. Scherr
Anthony W. Pasquariello                             Clare R. Scherrer
Sheila H. Patel                                     Joshua S. Schiffrin
Nirubhan Pathmanabhan                 UK            Jeffrey W. Schroeder
David B. Philip                                     Harvey M. Schwartz
Nicholas W. Phillips                  UK            David A. Schwimmer
Hugh R. Pill                          UK            Stephen B. Scobie                    UK
Ellen R. Porges                                     John A. Sebastian
Kim-Thu Posnett                                     Stacy D. Selig
Dmitri Potishko                   Australia         Gaurav Seth                        India
Alexander E. Potter                                 Kunal K. Shah                        UK
Gilberto Pozzi                      Italy           Tejas A. Shah
Macario Prieto                      Spain           Konstantin A. Shakhnovich
Robert Pulford                        UK            Heather K. Shemilt                 Canada
Xiao Qin                              UK            Michael H. Siegel
John J. Rafter                     Ireland          Richard L. Siewert, Jr.
Sumit Rajpal                                        Suhail A. Sikhtian
Ganesh Ramani                       India           Jason E. Silvers
Richard N. Ramsden                    UK            Nicholas Sims                    Australia
Marko John Ratesic                                  Gavin Simms                          UK
Andrew K. Rennie                 Australia/UK       Michael L. Simpson
Lawrence J. Restieri, Jr.                           Kristin O. Smith
James H. Reynolds                   France          Marshall Smith
Kate D. Richdale                      UK            Sarah E. Smith                       UK
Michael J. Richman                                  David M. Solomon
Francois J. Rigou                   France          Mark R. Sorrell                      UK
Michael Rimland                                     Christoph W. Stanger              Austria
Scott M. Rofey                                      Esta E. Stecher
John F. W. Rogers                                   Laurence Stein                South Africa/USA
Scott A. Romanoff                                   Kevin M. Sterling
Johannes Rombouts               The Netherlands     John D. Storey                   Australia
                                                    Patrick M. Street                    UK



                                   ITEM 6                                           ITEM 6
           ITEM 1               Citizenship                 ITEM 1               Citizenship
----------------------------   (United States    ----------------------------   (United States
                              unless otherwise                                 unless otherwise
 Names of Reporting Persons      indicated)       Names of Reporting Persons      indicated)
----------------------------  ----------------   ----------------------------  ----------------
Steven H. Strongin                               Damien R. Vanderwilt            Australia/UK
Joseph Struzziery III                            Jonathan R. Vanica
Umesh Subramanian                  India         Ashok Varadhan
Ram K. Sundaram                    India         Christoph Vedral                  Germany
Li Hui Suo                         China         Andrea Vella                       Italy
Robert J. Sweeney                                Philip J. Venables                 UK/USA
Michael S. Swell                                 Rajesh Venkataramani
Joseph D. Swift                                  Simone Verri                       Italy
Aurora J. Swithenbank              USA/UK        Matthew P. Verrochi
Gene T. Sykes                                    Jeffrey L. Verschleiser
Christopher W. Taendler                          Robin A. Vince                     UK/USA
Harit Talwar                                     Alejandro Vollbrechthausen         Mexico
Jeremy Taylor                                    John E. Waldron
Megan M. Taylor                                  Simon R. Watson                      UK
Richard J. Taylor                    UK          Jeffrey S. Wecker
Thomas D. Teles                                  Peter A. Weidman
Pawan Tewari                                     Ronnie A. Wexler
Ryan J. Thall                                    Elisha Wiesel
David S. Thomas                                  David D. Wildermuth
Ben W. Thorpe                        UK          John S. Willian
Oliver Thym                       Germany        Andrew F. Wilson                New Zealand
Andrew R. Tilton                                 Andrew E. Wolff
Joseph K. Todd                                   Neil Edward Wolitzer
Klaus B. Toft                     Denmark        Denise A. Wyllie                     UK
Hiroyuki Tomokiyo                  Japan         Yoshihiko Yano                     Japan
Thomas Tormey                                    Shinichi Yokote                    Japan
Padideh Nora Trojanow              USA/UK        W. Thomas York, Jr.
Kenro Tsutsumi                     Japan         Wassim G. Younan                 Lebanon/UK
Eiji Ueda                          Japan         Han Song Zhu                       China
Toshihiko Umetani                  Japan         Adam J. Zotkow
Peter van der Goes, Jr.
Mark A. Van Wyk

         This Amendment No. 95 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 95 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has increased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1.  Security and Issuer

         This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2.  Identity and Background

         (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 15, 2015 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

         Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a current or former Participating Managing Director (as defined in Item 6 below) of GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

         (d), (e) During the last five years no Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") and Goldman Sachs & Partners Australia Group Holdings Pty Ltd ("GS&PA") acquired certain shares of Common Stock in exchange for their interests in Hull and GS&PA, respectively; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4.  Purpose of Transactions

         The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or GS&PA, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex A and except for the acquisition by Covered Persons of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or any of the other events described in Item 4(a) through 4(j).

         Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5.  Interest in Securities of the Issuer

         (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex B, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix
A are shares as to which there is a right to acquire exercisable within 60 days.

         (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

         (c) Except as described in Annex C or previously reported on Schedule 13D, no Covered Person has effected any transactions in Common Stock in the 60 days preceding November 24, 2017.

         (d), (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

         The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

         The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

          Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). Effective January 15, 2015 (the "Effective Date"), in connection with GS Inc.'s implementation of stock ownership guidelines (the "Guidelines") for its senior executive officers, the transfer restrictions in the Shareholders' Agreement applicable to certain senior officers designated by the Shareholders' Committee (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions") were amended to require such officers to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 50% of the increase (or, if such Covered Person is then the chief executive officer of GS Inc., 75% of the increase) in Covered Shares received by or delivered to such Covered Person following the Effective Date. The prior Special Transfer Restrictions, which required each senior officer to retain 75% of his or her Covered Shares, will continue to apply to deliveries made prior to the Effective Date. The Guidelines require that the Corporation's chief executive officer hold shares of common stock equal to 10 times his or her base salary and each other senior executive officer hold shares of common stock equal to 6 times his or her base salary. The same shares may be used to satisfy the Guidelines, the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through certain approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

         For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether restricted stock or shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

WAIVERS

         The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 7,427,028 shares of Common Stock are subject to the Transfer Restrictions as of November 24, 2017.

         In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

         In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

         Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

         The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

         The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

         Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

         The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Harvey M. Schwartz and David M. Solomon are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

         Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

         In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

         Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

         Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex D.

Material to be Filed as Exhibits

Exhibit                              Description
------- ----------------------------------------------------------------------

   A. Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File
        No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E. Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F. Power of Attorney (incorporated by reference to Exhibit F to Amendment No. 91 to the Initial Schedule 13D, filed February 9, 2016 (File
        No. 005-56295)).

   G. Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H. Amended and Restated Shareholders' Agreement, effective as of January 15, 2015 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-14965)).

                                                                        ANNEX A

ITEM 4.       PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED
              PERSONS.

As of November 24, 2017, one or more Covered Persons are parties to sales plans intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which such Covered Person(s) may in the future sell up to 23,658 Covered Shares and exercise up to 69,912 stock options in the aggregate.

                                                                        ANNEX B

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 862,847 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable. In addition, up to 5,865,400 shares of Common Stock are deliverable pursuant to the terms of an equal number of restricted stock units, pending satisfaction of certain conditions of delivery.

The share amounts given above include the gross number of shares of Common Stock underlying these options and restricted stock units, and these shares are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of November 24, 2017. Upon exercise of stock options or delivery of the shares pursuant to the terms of the restricted stock units, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                        ANNEX C

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

                                                                    Price Per Share
Covered Person                      Trade Date     Number of Shares     (in $)
--------------                   ----------------- ---------------- ---------------
Massimiliano Ciardi               October 18, 2017              100        240.7200
David A. Fishman                  October 18, 2017              591        240.9933
Anthony Gutman                    October 18, 2017              392        240.7077
Andre Helmut Kelleners            October 18, 2017            2,102        237.0000
John J. Kim                       October 18, 2017              535        237.0000
Puneet Malhi                      October 18, 2017            6,000        241.8334
Brett A. Olsher                   October 18, 2017                7        241.4300
Brett A. Olsher                   October 18, 2017               27        241.3800
Michael Rimland                   October 18, 2017            2,500        241.2666
Ben W. Thorpe                     October 18, 2017            1,046        240.1982
Paul M. Russo                     October 19, 2017            1,000        240.0550
Massimiliano Ciardi               October 20, 2017              100        242.2100
Massimiliano Ciardi               October 20, 2017              159        244.3100
Alessandro Dusi                   October 20, 2017            1,000        220.0000
Alessandro Dusi                   October 20, 2017            1,500        230.0000
David P. Eisman                   October 20, 2017            1,642        244.1057
David P. Eisman*                  October 20, 2017              166        244.1840
David P. Eisman*                  October 20, 2017              166        244.1400
Gwen R. Libstag*                  October 20, 2017            2,200        240.0000
Michael Rimland                   October 20, 2017            1,000        245.0000
Paul M. Russo                     October 20, 2017            1,000        244.5550
Harvey M. Schwartz                October 20, 2017           25,000        245.0000
Robin A. Vince                    October 20, 2017              317        242.9500
John E. Waldron                   October 20, 2017            4,844        244.5831
Nicole Vijay Agnew                October 23, 2017              643        244.3900
Gene T. Sykes*                    October 23, 2017            5,000        243.2370
Andrew E. Wolff                   October 23, 2017              350        242.9529
Francois-Xavier de Mallmann       October 24, 2017              439        244.8773
Robert Drake-Brockman             October 24, 2017            1,000        243.8126
Puneet Malhi                      October 24, 2017           13,613        245.0000
Andrew E. Wolff                   October 24, 2017              739        245.0000
Dermot W. McDonogh                October 25, 2017              414        246.1600
Charles F. Adams*                 October 27, 2017              210        241.5086
Alejandro Vollbrechthausen*       October 30, 2017            4,523        240.8124
Clarence K. Brenan                November 1, 2017              169        246.0400
Wolfgang Fink                     November 1, 2017              500        245.0000
Justin G. Gmelich*                November 1, 2017            3,000        243.9704
Gwen R. Libstag*                  November 1, 2017            5,478        246.0000
Gwen R. Libstag*                  November 1, 2017            8,638        246.0000
Robert A. Berry                   November 2, 2017            1,401        246.3848
Massimiliano Ciardi               November 2, 2017              100        246.1600
David M. Solomon*                November 13, 2017            2,400        238.4938

                                                                    Price Per Share
Covered Person                      Trade Date     Number of Shares     (in $)
--------------                   ----------------- ---------------- ---------------
Joanne Hannaford*                November 16, 2017              340        239.8300
Jan Hatzius                      November 17, 2017            3,100        238.8600
Jeffrey B. Goldenberg            November 21, 2017              818        238.0371
Kevin G. Kelly                   November 21, 2017              219        237.9600
Jung Min                         November 21, 2017              400        239.4100
John F. W. Rogers                November 21, 2017           10,690        238.0085
John F. W. Rogers*               November 21, 2017            9,800        238.0085
Armen A. Avanessians             November 22, 2017            4,672        237.3701
Gregory K. Palm*                 November 22, 2017           61,549        238.0114
Julian Salisbury                 November 22, 2017            1,935        236.7212
Andrew R. Tilton                 November 22, 2017              676        237.8659
Charles F. Adams*                November 24, 2017              210        237.2395

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares withheld by the Company to satisfy the exercise price and, in certain cases, applicable taxes, and the indicated number of underlying shares sold through Fidelity Brokerage Services LLC for cash on the New York Stock Exchange:

                                            Number  Strike  Number                Number
                                              of    Price  of Shares Sales Price of Shares
     Covered Person       Date of Exercise  Options (in $) Withheld    (in $)      Sold
     --------------       ----------------- ------- ------ --------- ----------- ---------
Dean C. Backer             October 18, 2017  15,000  78.78   10,542   240.7200     4,458
Richard J. Gnodde          October 18, 2017   8,000 204.16    7,367   240.0000       633
Richard J. Gnodde          October 18, 2017  28,920 204.16   24,602   240.0000     4,318
Masanori Mochida           October 20, 2017 189,128 204.16  172,806   242.9501    16,322
W. Thomas York, Jr.        November 2, 2017   4,000  78.78    2,798   246.5900     1,202
Ryan D. Limaye            November 16, 2017   6,105  78.78    4,143   240.1300     1,962
Ryan D. Limaye            November 16, 2017  25,825  78.78   17,525   240.1950     8,300
John S. Willian           November 17, 2017  20,000  78.78   13,507   239.0300     6,493
Lloyd C. Blankfein        November 20, 2017 161,052 204.16  150,736   238.7800    10,316
Richard J. Gnodde         November 20, 2017  36,920 204.16   34,083   238.7800     2,837
Gregory K. Palm           November 20, 2017  35,786 204.16   33,494   238.7800     2,292
David M. Solomon          November 20, 2017  47,282 204.16   44,254   238.7800     3,028
Dean C. Backer            November 21, 2017  10,000  78.78    7,036   239.4200     2,964
Lloyd C. Blankfein        November 21, 2017 161,052 204.16  150,574   239.4200    10,478
Richard J. Gnodde         November 21, 2017  36,920 204.16   34,039   239.4200     2,881
Sharmin Mossavar-Rahmani  November 21, 2017  22,211  78.78   15,639   238.5900     6,572
Sharmin Mossavar-Rahmani  November 21, 2017  42,657  78.78   30,033   238.6300    12,624
Gregory K. Palm           November 21, 2017  35,786 204.16   33,458   239.4200     2,328
David M. Solomon          November 21, 2017  47,282 204.16   44,206   239.4200     3,076
Robert A. Berry           November 22, 2017  19,430  78.78   13,135   238.0000     6,295
Victor M. Lopez-Balboa    November 22, 2017  34,956  78.78   24,646   237.0000    10,310
Gregory K. Palm           November 22, 2017  34,956  78.78   24,622   238.1400    10,334
James P. Houghton         November 24, 2017   2,183  78.78    1,336   238.0390       847
James P. Houghton         November 24, 2017   7,817  78.78    4,783   238.0000     3,034
James P. Houghton         November 24, 2017  10,000  78.78    6,120   237.7500     3,880
James P. Houghton         November 24, 2017  29,988  78.78   18,346   238.0300    11,642
David M. Solomon          November 24, 2017  14,162  78.78    9,976   238.1250     4,186
David M. Solomon          November 24, 2017  28,825  78.78   20,304   238.1250     8,521
W. Thomas York, Jr.       November 24, 2017   4,475  78.78    3,155   237.1100     1,320

                                                                        ANNEX D

ITEM 6.       DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED
              PERSONS.

The following Covered Persons have written or purchased American-style standardized call options or put options on Voting Shares. The following sets forth the terms of options that were in place on November 24, 2017:

                                                      Strike
                             Instrument and Number of Price
      Covered Person            Position     Shares   (in $)  Maturity Date
      --------------         -------------- --------- ------ ----------------
Nicole Vijay Agnew            Call Written      2,800    250 January 19, 2018
Gregory A. Agran              Call Written     11,200    255   April 20, 2018
Gwen R. Libstag*              Call Written     10,300    270   April 20, 2018
Kristin O. Smith              Call Written        500    255 January 19, 2018
Alejandro Vollbrechthausen*   Call Written     10,000    260   April 20, 2018

* This transaction was conducted through an estate planning entity or private charitable foundation and relates to Other Shares.

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2017

                                          By:     /s/ Benjamin J. Rader
                                                  -----------------------------
                                          Name:   Benjamin J. Rader
                                          Title:  Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit                              Description
------- ----------------------------------------------------------------------

   A. Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File
        No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E. Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   F. Power of Attorney (incorporated by reference to Exhibit F to Amendment No. 91 to the Initial Schedule 13D, filed February 9, 2016 (File
        No. 005-56295)).

   G. Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   H. Amended and Restated Shareholders' Agreement, effective as of January 15, 2015 (incorporated by reference to Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-14965)).